82-35029

RECEIVED

2007 OCT -3 A 10:41

07027073

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

October 2, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the notice of becoming a substantial holder. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

10/3

82-35029

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Westfield Group (WDC)**
ACN/ARSN **001 671 496**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 25 September 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	97,541,941	97,541,941	5.05%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 97,541,941

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 97,541,941

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $20.61	Ordinary 97,541,941

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

2 October 2007
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Westfield Group ("WDC") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
WDC	Westfield Group	1,534,194	0.08	Barclays Global Investors Japan Trust & Banking
WDC	Westfield Group	1,982,867	0.10	Barclays Global Investors Japan Ltd
WDC	Westfield Group	47,486	-	Barclays Bank (Suisse) SA
WDC	Westfield Group	4,369,583	0.23	Barclays Global Investors Ltd
WDC	Westfield Group	7,664,418	0.39	Barclays Global Investors Ltd
WDC	Westfield Group	479,534	0.02	Barclays Life Assurance Co Ltd
WDC	Westfield Group	17,637	-	Barclays Bank PLC (France)
WDC	Westfield Group	181,502	0.01	Indexchange Investment AG
WDC	Westfield Group	19,310,785	0.99	Barclays Global Investors, N.A.
WDC	Westfield Group	14,298,571	0.74	Barclays Global Fund Advisors
WDC	Westfield Group	798,976	0.04	Barclays Capital Securities Ltd
WDC	Westfield Group	128,851	0.01	Barclays Global Investors Canada Ltd
WDC	Westfield Group	46,727,537	2.44	Barclays Global Investors Australia Ltd
		97,541,941	**5.05**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in WDC as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in WDC was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in WDC.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

2 October 2007
Date

END